Exhibit 99.3

English Translation

EQUITY INTEREST TRANSFER AGREEMENT

BY AND BETWEEN

DALIAN JINGANG GROUP CO., LTD.

AND

SINOVAC (HONG KONG) BIOTECH LTD.

IN RESPECT OF 25% EQUITY INTEREST OF
SINOVAC (DALIAN) VACCINE TECHNOLOGY CO., LTD.

This Agreement is made on December 17, 2009 in Beijing:

BETWEEN:

1.             Dalian Jingang Group Co., Ltd., a limited liability company organized and existing under the laws of the People’s Republic of China (hereinafter referred to as the “Transferor”)

Legal Address: No. 59, Liaohe Middle Road, Dalian Economic and Technological Development Zone, China

Legal Representative: Kong Zhaoen; position: Chairman; nationality: Chinese

2.             Sinovac Biotech (Hong Kong) Ltd., a limited liability company duly incorporated and validly existing under the laws of the Hong Kong Special Administrative Region, the People’s Republic of China (hereinafter referred to as the “Transferee”)

Legal Address: Room 1906, Lucky Commercial Centre, 103 Des Voeux Road West, Hong Kong

Legal Representative: Yin Weidong; position: Chairman; nationality: Chinese

WHEREAS:

1.                                                             Sinovac (Dalian) Vaccine Technology Co., Ltd. (hereinafter referred to as the “Joint Venture”) is a sino-foreign equity joint venture duly incorporated and validly existing in Dalian Economic and Technological Development Zone under the laws of the PRC.  The Transferor and the Transferee are the parties to the Joint Venture;

2.                                                             The Transferor intends to transfer to the Transferee, and the Transferee agrees to accept the transfer of, 25% equity interest of the Joint Venture pursuant to this Agreement.

Based on the principles of equality, willingness and good faith, both parties have unanimously reached an agreement in respect of the above equity transfer after friendly consultation and entered into this Agreement for mutual observance.

Article 1       Equity Transfer

1.1           The Transferor will transfer to the Transferee, and the Transferee agrees to accept the transfer of, 25% equity interest of the Joint Venture on the terms and conditions set forth herein.

1.2           The price for the equity transfer shall be RMB50 million.  The Transferee shall make the payment in a lump sum to the Transferor within three days upon completion of the change of registeration for the equity transfer with the industrial and commercial authority.

1.3           Upon completion of the equity transfer, the Transferee shall immediately become the legal owner of the equity interest transferred, and shall enjoy and undertake all rights and obligations associated with the above equity interest pursuant to the requirements of laws, the Equity Joint Venture Contract and articles of association of the Joint Venture (including the distribution of all dividends or other profits that are determined but have not been paid by the Joint Venture on the completion date of the equity transfer).

Article 2       Effectiveness of the Equity Transfer

2.1           Both parties agree to make amendments to the Equity Joint Venture Contract and the articles of association of the Joint Venture in respect of the equity transfer mentioned herein, and submit such amendments to the original approval authority of the Joint Venture for approval by 31 December 2010 (or such other date as may be confirmed by the parties in writing).

2.2           The equity transfer mentioned herein shall become effective once it is approved by the original approval authority of the Joint Venture.

Article 3       Approval of the Equity Transfer and Change of Registration

3.1           Both parties agree that the Transferee shall make an approval application to the approval authority of the Joint Venture in respect of the equity transfer on behalf of the Joint

Venture, and shall complete the change of registration for the equity transfer with the industrial and commercial authority after an approval is given by the approval authority of the Joint Venture.

3.2           The Transferor undertakes that it will offer full cooperation and promptly provide all necessary assistance during the above approval application and registration.

Article 4       Liabilities for Breach

4.1           Any party who does not perform or fully perform its obligations hereunder shall be liable for the breach of this Agreement.  If both parties are in default, they shall undertake the corresponding liabilites for the breach, respectively.

4.2           To the extent that the breach can be cured, the defaulting party shall not only indemnify any losses suffered by the other party due to such breach, but also take all possible measures to make remedies as required by the other party.

4.3           To the extent that this Agreement cannot be performed due to the breach or the goal expected by the other party hereto to be fulfilled as a result of the performance of this Agreement is defeated, the other party hereto shall be entitled to discharge this Agreement and demand the defaulting party to make compensation for all losses suffered by it.

Article 5       Modification and Termination of this Agreement

Any amendment to or modification of this Agreement shall be unanimously agreed upon by the parties and made in writing, and shall become effective after all approvals required by applicable laws are obtained.

Article 6       Governing Law and Dispute Resolution

6.1           The formation of this Agreement, its validity, interpretation and performance, as well as dispute resolution, shall be governed by the laws of the People’s Republic of China.

6.2           Any disputes arising out of or in connection with this Agreement shall be resolved by the parties through friendly consultation.  In the event that no agreement can be reached through consultation, either party shall refer such dispute to the China International Economic and Trade Arbitration Commission in Beijing for arbitration in accordance with its arbitration rules currently in force at the time when the application for arbitration is made.  The arbitral award shall be final and binding upon the parties.  The arbitration costs shall be borne by the losing party, unless otherwise ruled by the arbitration tribunal.

Article 7       Force Majeure

7.1           The force majeure referred to herein shall include but not limit to earthquake, storm, flood and fire, and other natural disasters, as well as any event that is not controllable, foreseeable or preventable, such as pestilence, war or riot.

7.2           If this Agreement cannot be performed or fully performed due to force majeure, neither parties shall be liable for the breach of this Agreement.

Article 8       Confidentiality

8.1           All information that are known to each party in connection with the execution of this Agreement shall be confidential.  Save for the statutory and public obligations, no party shall divulge any such information to any parties other than the parties hereto without the prior approval of the party who owns the information.

Article 9       Miscellaneous

9.1           If any provision of this Agreement is considered by the judicial or administrative department to be illegal, invalid or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement shall in no way be affected or undermined thereby, and the parties agree to consult each other with sincerity and make appropriate amendments to this Agreement according to the circumstance so as to cope with the initial intention of this Agreement.

9.2           Unless otherwise required by this Agreement, any party failing to make the request for the performance of this Agreement or delaying in making such request shall not be construed as a waiver of its right.

9.3           This Agreement is executed in 5 originals.  Each party shall keep one copy and the remaining three copies shall be submitted for approval and for registration purpose.  Each of these copies is regarded as an original, all of which together constitute one and the same instrument.

(No text below)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the day first above written.

Party A: Dalian Jingang Group Co., Ltd. (stamped with company chop)
Authorized Representative:	/s/
Position: Chairman

Party B: Sinovac Biotech (Hong Kong) Ltd. (stamped with company chop)
Authorized Representative:	/s/ Weidong Yin
Position: Chairman